AMENDMENT

10031753

ATES
NGE COMMISSION
C. 20549

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ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-53346

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EKN Financial Services Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 10 2010
BRANCH OF REGISTRATIONS
AND
03 EXAMINATIONS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liebman, Goldberg & Hymowitz LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 1 2010
BRANCH OF REGISTRATIONS
AND
03 EXAMINATIONS

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/17/10

SEC Mail Processing
Section

JUN 01 2010

Washington, DC
110

EKN FINANCIAL SERVICES INC.

INDEPENDENT AUDITORS' REPORT

ON

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2009

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

SEC Mail Processing
Section
JUN 01 2010
Washington, DC
110

To the Board of Directors of EKN Financial Services Inc.
135 Crossways Park Drive - Suite 101
Woodbury, NY 11797

In accordance with Rule 17-a-5(e)(4) under Securities Exchange Act of 1934, we have audited the Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, solely to assist you in compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). At December 31, 2009, the Company was in violation for not filing the required form. EKN's management is responsible for EKN's compliance with those requirements. Our audit was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and cancelled checks noting no differences.

2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 (see item 4 below).

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers and noted a mathematical error when the Company inadvertently listed clearance fees deducted at $3,000 - higher that it should have. The above error resulted in an underpayment of approximately seven dollars (management was informed of the above).

5. Payment schedule attached.

This report is intended solely for the information and use of Management Financial Industry Regulatory Authority, Inc. SIPC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

Liebman Goldberg & Hymowitz LLP
May 13, 2010

PAYMENT SCHEDULE

DATE	PAID TO	AMOUNT	MAILED TO:
5/7/10	SIPC	$7,439.00	P.O. Box 92185 Washington, DC 20090-2185
11/24/09	SIPC	$1,934.38	P.O. Box 92185 Washington, DC 20090-2815